Exhibit 1

TOP IMAGE SYSTEMS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011

U.S. DOLLARS IN THOUSANDS

UNAUDITED

TOP IMAGE SYSTEMS LTD.

BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2011	2010
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,787	$1,763
Restricted cash	501	241
Trade receivables, net	5,165	4,701
Unbilled receivables, net	23	-
Other accounts receivable and prepaid expenses	734	539

Total current assets	13,210	7,244

LONG-TERM ASSETS:
Severance pay fund	1,382	1,228
Long Term Restricted cash	86	*) 41
Long-term deposits and long-term assets	96	*) 138
Property and equipment, net	509	448
Intangible assets, net	34	55
Goodwill	6,061	5,870

Total long-term assets	8,168	7,780

Total assets	$21,378	$15,024

*)           Reclassified.

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.
BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2011	2010
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Current maturity of convertible debentures (Note 3)	$864	$1,521
Trade payables	303	310
Deferred revenues	2,469	1,659
Accrued expenses and other accounts payable	3,012	1,992

Total current liabilities	6,648	5,482

LONG-TERM LIABILITIES:
Convertible debentures (Note 3)	4,319	3,804
Accrued severance pay	1,620	1,446

Total long-term liabilities	5,939	5,250

COMMITMENTS, CONTINGENCIES AND CHARGES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at June 30, 2011 and December 31, 2010; Issued and outstanding: 10,855,424 shares at June 30, 2011 and 9,400,638 shares at December 31, 2010.	120	103
Additional paid-in capital	34,041	31,363
Accumulated other comprehensive loss	(665)	(1,175)
Accumulated deficit	(24,705)	(25,999)

Total shareholders' equity	8,791	4,292

Total liabilities and shareholders' equity	$21,378	$15,024

The accompanying notes are an integral part of the interim financial statements.

August 3, 2011
Date of approval of the financial statements

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF INCOME

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited				Audited

Revenues:
Products	$7,359	$4,886	$3,154	$2,470	$9,165
Services	6,861	5,612	3,908	2,749	12,597

Total revenues	14,220	10,498	7,062	5,219	21,762

Cost of revenues:
Products	755	476	246	209	803
Services	4,813	3,530	2,620	1,766	7,547

Total cost of revenues	5,568	4,006	2,866	1,975	8,350

Gross profit	8,652	6,492	4,196	3,244	13,412

Operating costs and expenses:
Research and development, net	981	829	490	416	1,647
Selling and marketing	3,477	*) 3,001	1,748	*) 1,475	6,160
General and administrative	2,213	*) 1,741	991	*) 788	3,845

Total operating costs and expenses	6,671	5,571	3,229	2,679	11,652

Operating income	1,981	921	967	565	1,760
Financial income (expenses) , net	(684)	(942)	(408)	509	(2,190)
Other expenses, net	-	(6)	-	(6)	(6)

Income (loss) from continuing operations before taxes on income	1,297	(27)	559	1,068	(436)

Taxes on income	3	1	2	(5)	24

Net income (loss)	$1,294	$(28)	$557	$1,073	$(460)

*)           Reclassified.

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Six months ended June 30,			Three months ended June 30,		Year ended December 31,
	2011	2010		2011	2010	2010
	Unaudited					Audited

Net earnings (loss) per share, (Note 4):

Basic	$0.14	$	*) -	$0.06	$0.11	$(0.05)

Diluted	$0.12	$	*) -	$0.05	$0.10	$(0.05)

*)           Represent an amount lower than $ 0.01.

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

				Accumulated
			Additional	other
	Ordinary shares		paid-in	comprehensive	Accumulated	Comprehensive
	Number	Amount	capital	income (loss)	deficit	loss	Total

Balance at January 1, 2010	9,325,638	$102	$31,144	$(677)	$(25,539)		$5,030

Issuance of Ordinary shares for consulting services	75,000	1	78	-	-		79
Change in foreign currency translation adjustments, net	-	-	-	(498)		$(498)	(498)
Net loss	-	-	-	-	(460)	(460)	(460)

Comprehensive loss						$(958)
Equity-based compensation expenses to directors	-	-	141	-	-		141

Balance at December 31, 2010	9,400,638	103	31,363	(1,175)	(25,999)		4,292

Issuance of Ordinary shares and Warrants (Note 5)	1,425,000	17	2,639	-	-		2,656
Change in foreign currency translation adjustments, net	-	-	-	510	-	$510	510
Net profit	-	-	-	-	1,294	1,294	1,294

Comprehensive loss						$1,804
Exercise of stock options	29,786	*) -	39	-	-		39

Balance at June 30, 2011 (unaudited)	10,855,424	$120	$34,041	$(665)	$(24,705)		$8,791

*)           Represent an amount lower than $ 1.

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited				Audited
Cash flows from operating activities:
Net income (loss)	$1,294	$(28)	$557	$1,073	$(460)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation expenses to directors	-	-	-	-	141
Stock-based compensation expenses to shares granted to consultant	-	79	-	-	79
Depreciation and amortization	126	130	58	53	259
Change in accrued severance pay, net	20	(29)	(1)	(10)	(45)
Change in accrued Interest pay	-	-	(5)	(25)	-
Loss (gain) from disposal of property and equipment, net	-	8	-	8	(1)
Erosion of non-dollar linked restricted cash	(17)	21	(17)	13	10
Decrease (increase) in trade receivables, net	(191)	(696)	(929)	436	(340)
Decrease (increase) in unbilled receivables	(23)	898	(17)	272	1,417
Increase (decrease) in fair value of convertible debentures	783	532	437	(734)	2,119
Increase (decrease) in other accounts receivable and prepaid expenses	(203)	(93)	67	39	36
Decrease in trade payables	(12)	(338)	(209)	(618)	(355)
Increase in deferred revenues	847	932	165	322	338
Increase (decrease) in accrued expenses and other accounts payable	1,040	(443)	1,118	(129)	(684)

Net cash provided by operating activities	3,664	973	1,224	700	2,514

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited				Audited
Cash flows from investing activities:

Advance payment for sale of affiliate	-	-	-	-	369
Decrease (Increase) in restricted cash, net	(285)	207	(305)	165	362
Purchase of property and equipment	(157)	(63)	(75)	(44)	(153)
Decrease in short-term deposits, net	-	21	-	-	73
Increase in long-term deposits	(6)	(30)	(6)	(13)	(7)

Net cash provided by (used in) investing activities	(448)	135	(386)	108	644

Cash flows from financing activities:

Proceeds from exercise of stock options	39	-	39	-	-
Proceeds from Issuance of Ordinary shares, net of issuance expenses	2,656	-	2,656	-	-
Decrease in short-term bank loans, net	-	(110)	-	(1)	(114)
Repayment of convertible debentures	(925)	(1,382)	(925)	(826)	(4,092)

Net cash provided by (used in) financing activities	1,770	(1,492)	1,770	(827)	(4,206)

Effect of exchange rate on cash and cash equivalent balances	38	(88)	78	(36)	(55)

Increase (decrease) in cash and cash equivalents	5,024	(472)	2,686	(55)	(1,103)
Cash and cash equivalents at the beginning of the period	1,763	2,866	4,101	2,449	2,866

Cash and cash equivalents at the end of the period	$6,787	$2,394	$6,787	$2,394	$1,763

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Tax	$3	$1	$2	$-	$55

Interest	$3	$61	$3	$50	$83

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Business and organization:

Top Image Systems Ltd. ("TIS" or "the Company") is engaged in the development and marketing of a variety of information recognition systems and technologies and automated document capture solutions for the efficient flow of information within and between organizations. The Company's software minimizes the need for manual data entry by automatically capturing, reading, understanding, identifying, processing, classifying and routing the information contained in documents, increasing data capture accuracy and the rate of information processing. The Company's shares are traded on The NASDAQ capital market in the United States and on the Tel-Aviv Stock Exchange ("TASE").

b.	The Company's main marketing and sales activities are conducted through its subsidiaries in the United States, the United Kingdom, Germany, Japan and Singapore.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.
Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of June 30, 2011, consolidated statements of income for the three and six months ended June 30, 2010 and 2011 and consolidated statements of cash flows for the six and three months ended June 30, 2010 and 2011 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2011, our consolidated results of operations for the three and six and three months ended June 30, 2010 and 2011 and our consolidated cash flows for the six months ended June 30, 2010 and 2011.

The balance sheet at December 31, 2010 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2010 included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2011.

Results for the three and six months ended June 30, 2011 are not necessarily indicative of results that may be expected for the year ending December 31, 2011.

Unless otherwise noted, all references to “dollars” or “$” are to United States dollars and all references to “NIS” are to New Israeli Shekels.

TOP IMAGE SYSTEMS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.
Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires our management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                 c.            Principles of consolidation

The Company's condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries, referred to herein as the group. Inter-company transactions and balances, including profit from inter-company sales not yet realized outside the group, have been eliminated in consolidation.

d.
Basic and diluted net earnings (loss) per share

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus the dilutive potential of Ordinary shares considered outstanding during the year.

Part of the outstanding stock options has been excluded from the calculation of the diluted net earnings (loss) per share because such securities are anti-dilutive for the three and six months ended June 30, 2010 and 2011 and for the year ended December 31, 2010. The weighted average number of shares related to the outstanding options and convertible debentures excluded from the calculations of diluted net earnings (loss) per share are detailed in the table below:

Six months ended June 30,		Three months ended June 30,		Year ended December 31,
2011	2010	2011	2010	2010
Unaudited				Audited

-	1,806,272	-	-	1,721,505

TOP IMAGE SYSTEMS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.
Convertible debentures

The Company adopted ASC 825, "Financial Instruments" as of the beginning of 2008 and irrevocably elected to apply the fair value option to its convertible debentures. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB's long-term measurement objectives for accounting for financial instruments.

f.
Fair value of financial instruments

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables and other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.
A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in valuation methodologies to measure fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company measures its convertible debt at fair value on a recurring basis. Convertible debt is classified within Level 1, since this liability is valued using quoted market price in an active market (see Note 3).

TOP IMAGE SYSTEMS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.
Impact of recently issued Accounting Standards

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income, to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The amendments should be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after 15 December 2011. The Company is currently evaluating the impact on its consolidated financial statements.

NOTE 3:-           CONVERTIBLE DEBENTURES

In December 2006, the Company issued an aggregate amount of $ 14,780 in convertible debentures at a discount of 4% by way of public offering on the Tel-Aviv Stock Exchange ("TASE"). The convertible debenture terms include an offering of 112,500 units of NIS 528 par value each, linked to U.S. dollar with a floor on the NIS/U.S. dollar exchange rate (i.e., if the exchange rate will be lower than the rate at issuance date, the liability will be the NIS amount at the issuance date) and carry an annual interest rate of 6 months LIBOR minus 0.3% ("Original Rate"). The debentures' principal is repaid in 4 annual installments commencing December 31, 2009, and the interest is payable semi-annually commencing June 30, 2007 ("Original Debenture").

The debentures may be converted into Ordinary shares of the Company at ratio of NIS 20.3 par value for each Ordinary share (subject to adjustments). The Company has the right to force the conversion on the debenture holders, when and if its share fair market value shall reach NIS 25.5 in the last 30 trading on the TASE on or after October 1, 2009.

The difference between the fair value and the unpaid balance of the convertible debentures is as follows:

	June 30,	December 31,
	2011	2010
	Unaudited	Audited

Fair value	$5,183	$5,325
Unpaid principal balance	(5,567)	(6,250)

	$(384)	$(925)

TOP IMAGE SYSTEMS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-           CONVERTIBLE DEBENTURES (Cont.)

As a result of adopting the Fair Value option of ASC 825 for measuring financial instruments, starting January 1, 2008, the Company has recorded financial income (expenses) as detailed in the table below:

Six months ended June 30,		Three months ended June 30,		Year ended December 31,
2011	2010	2011	2010	2010
Unaudited				Audited

$(783)	$(532)	$(437)	$734	$(2,119)

In 2008 and 2009, the Company purchased $ 2,650 par value (NIS 10,076 thousand par value) and $ 1,970 par value (NIS 7,436 thousand par value) of its outstanding convertible debentures for $ 1,376 and $852, respectively. No gains or losses were recorded as a result of such purchase as the debt is presented at fair value.

In January 2010, the Company reached settlement principles with the debenture holders. These principles were approved at a debenture's holders' meeting on January 14, 2010. The amendment of the debenture's trust note ("Trust Note Amendment") was subsequently approved by the debenture holders on November 24, 2010 and by the Tel Aviv District Court on December 13, 2010, and became effective on December 31, 2010.

According to the settlement principles, the Company has paid the holders the first payment of the debentures' trust, as well as the interest for approximately NIS 11,100 thousand (approximately $ 2,940) due on December 31, 2009 in few installments, which the last was on June 30, 2010.

During December 2010, the Company repaid debentures for NIS 11,091 thousand ($ 3,124) thereby reducing the outstanding principal balance to NIS 22,182 thousands ($ 6,250).

In June 2011, the Company repaid debentures for NIS 3,169 thousand ($ 928) thereby reducing the outstanding principal balance to NIS 19,013 thousands ($ 5,567).

On July 18, 2011, the Company published on Tel Aviv stock exchange a tender to repurchase all outstanding Series A convertible debentures (see Note 6).

TOP IMAGE SYSTEMS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-           BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Six months ended June 30,			Three months ended June 30,		Year ended December 31,
	2011	2010		2011	2010	2010
	Unaudited					Audited

Numerator for basic net earnings (loss) per share - net income (loss) available to shareholders	$1,294		$(28)	$557	$1,073	$(460)

Net income (loss) used for the computation of diluted net earnings (loss) per share	$1,297		$(28)	$555	$1,102	$(460)

Weighted average Ordinary shares outstanding	9,542,851		9,378,138	9,685,064	9,400,638	9,389,512

Effect of dilutive securities:

Employees stock options	107,166		**) -	214,333	**) -	**) -

Convertible debentures	1,092,684		**) -	1,092,684	1,797,196	**) -

	1,199,850		**) -	1,307,017	1,797,196	**) -

Diluted weighted average Ordinary shares outstanding	10,742,701		9,378,138	10,992,081	11,197,834	9,389,512

Net earnings (loss) per share

Basic	$0.14	$	**) -	$0.06	$0.11	$(0.05)

Diluted	$0.12	$	**) -	$0.05	$0.10	$(0.05)

*)	Represent an amount lower than $ 0.01.
**)	Anti-dilutive.

TOP IMAGE SYSTEMS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	PRIVATE PLACEMENT TRANSACTION

On June 6, 2011, the Company entered into a Securities Purchase Agreement (the "SPA") with several shareholders (the "Investors"). According to which the Company issued to the investors 1,425,000 ordinary shares of NIS 0.04 par value each, at a price per share of $2 each, for proceed of $2,656, net of issuance expenses.

As part of the SPA, the Company granted its Investors and its agents, for no consideration, Warrants to purchase additional 441,750 of the Company's Ordinary shares of NIS 0.04 par value each. The warrants may be exercisable on or after six months from June 13, 2011 for a period of five years thereafter at an exercise price of $2.20 per share.

NOTE 6:-	SUBSEQUENT EVENT

On July 18, 2011, the Company published on Tel Aviv stock exchange a tender to repurchase all outstanding Series A convertible debentures that the Company issued on December 18, 2006.

The Company is offering a price of 0.93 NIS for every 1 NIS par value. The offer is valid until August 1, 2011.
On August 1, 2011, NIS 2,045 thousands par value repurchase offers were received and accepted, thereby reducing the outstanding principal balance to NIS 16,968 thousands ($ 4,969).